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                                                                    EXHIBIT 99.1

                         INDEPENDENT ENERGY HOLDINGS PLC

                              SUSPENSION REQUESTED


The Board of Independent Energy Holdings has requested that trading in its shares on the Official List is suspended with immediate effect pending clarification of the company's financial position.

The Board have explored the available avenues to find a solution to the company's billing and cash collection problems and the consequent cash flow pressures. Unfortunately, the Board has been unable to find a solution which is acceptable to its lending banks so as to permit them to agree to further advances required for the company to meet its immediate needs for working capital. Furthermore, the company has not been able to find an alternative source of working capital to meet these needs.

Under UK law the company cannot continue to trade unless there is a reasonable prospect of being able to meet its obligations as they fall due. In the circumstances the Board has no option but to invite its lending banks to appoint a receiver.

The Directory of Independent Energy Holdings Plc accept responsibility for all the information contained in this announcement. To the best of the knowledge and belief of such Directors of Independent Energy Holdings Plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This press release includes forward-looking statements within the meaning of
Section 27A of the U.S. Securities Exchange Act of 1934. Although Independent Energy Holdings Plc believes that its expectations are based on reasonable assumptions, it cannot provide assurances that these expectations will be achieved. Important factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the ability to bill and collect revenue in a timely manner, success in implementing its business strategies, increases in the cost of energy, its ability to develop or obtain the necessary systems required by an expanding level of operations and changes in the economic and other conditions in which it competes. Many of these factors are beyond the control of Independent Energy Holdings Plc and its management.